Registration Statement No. 333-217200

Filed Pursuant to Rule 433

September 16, 2019

Do you trade Sector, Leveraged and Inverse ETP’s?

Do you know what stocks those ETPs represent? Did you know that many “sector funds” are heavily allocated to 1 or 2 stocks, contain too many stocks, or include stocks that you may not think represent that sector? For example, the Nasdaq 100 Index is used by some as a proxy for technology stocks, but it includes stocks largely unrelated to technology, like Pepsi or Starbucks.

MicroSectors provides concentrated equal-weighted exposures to 10-15 sector stocks in popular segments, such as FANG, Energy, Banks and MLP stocks.

•	FANG+: 10 of the most innovative names in tech
•	Big Oil: 10 largest U.S. oil companies
•	Big Banks: 10 biggest banks in the U.S.
•	MLPs: 15 companies in the oil & gas sector

Target your trading power with Microsectors’ Sector Specific Exchange Traded Notes.

For more information about the indexes or the ETNs we have linked to them, please visit: https://www.microsectors.com/

If you’d like to chat further, please reply back to this message, send me an email or give me a ring.

Best,
Scott

203-557-6201

sacheychek@rexshares.com

#WhatsInYourIndex

Bank of Montreal, the issuer of the ETNs ("Bank of Montreal" or the "Issuer"), has filed a registration statement (including pricing supplement(s), prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about each of the offerings to which this website relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any deal participating in these offerings will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured debt obligations of Bank of Montreal, and are subject to Bank of Montreal’s credit risk.

The leveraged and inverse ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in those ETNs.

The ETNs do not guarantee any return of your investment. For example, with respect to some ETNs, if the closing Indicative Note Value or the Intraday Indicative Value for the ETNs is equal to or less than $0 at any time during an Exchange Business Day (each as defined in the applicable pricing supplement), you will lose all of your investment in the ETNs. Even if the Index Closing Level has increased or decreased, as applicable, from the Initial Index Level, you may receive less than the principal amount of your ETNs upon a call, redemption, at maturity, or if you sell your ETNs, as well as consequences of any leverage, each as described in more detail in the applicable pricing supplement.

Leverage (if applicable) increases the sensitivity of your ETNs to changes in the level of the applicable index. Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. The leveraged and inverse ETNs are not suitable for investors with longer-term investment objectives. You should regularly monitor your holdings of the ETNs to ensure that they remain consistent with your investment strategies. In particular, the leveraged and inverse ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting investment results, which are leveraged as to some of the ETNs. Due to the effect of compounding, if the Indicative Note Value increases, any subsequent adverse change in the applicable index level will result in a larger dollar reduction from the Indicative Note Value than if the Indicative Note Value remained constant; the converse is also true. The ETNs are subject to intraday purchase risk. The Indicative Note Value of the leveraged and inverse ETNs is reset daily, and the leverage or exposure of the ETNs during any given Exchange Business Day may be greater than or less than that contemplated by the name of a particular leveraged ETN.

The ETNs are subject to a call right, which may adversely affect the value of, or your ability to sell, your ETNs. Most of the ETNs do not pay any interest, and you will not have any ownership rights in the applicable index constituents. The Index Closing Level used to calculate any payment by the Issuer of the ETNs may be different from the Index Closing Level at other times during the term of the ETNs. There are restrictions on your ability to request a redemption of the ETNs, and you will not know the amount due upon redemption at the time you elect to request that the ETNs be redeemed. The Issuer may sell additional ETNs, but is under no obligation to do so.

Market disruptions may adversely affect your return. Significant aspects of the tax treatment of the ETNs are uncertain.

The Intraday Indicative Value and the Indicative Note Value are not the same as the closing price or any other trading price of the ETNs in the secondary market. There is no assurance that your ETNs will be listed or continue to be listed on a securities exchange, and they may not have an active trading market. The value of the ETNs in the secondary market may be influenced by many unpredictable factors.

The Issuer or its affiliates may have economic interests that are adverse to those of the holders of the ETNs as a result of its business, hedging and trading activities, or as Calculation Agent (as defined in the applicable pricing supplement) of the ETNs, and may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ETNs, and may do so in the future.

Each index has limited actual historical information. The Index Calculation Agent (as defined in the applicable pricing supplement), may adjust the index in a way that may affect its level, and may, in its sole discretion, discontinue the public disclosure of the intraday index value and the end-of-day closing value of the index. The indices lack diversification and are vulnerable to fluctuations in the applicable sector. A limited number of index constituents may affect each Index Closing Level, and the Indices are not necessarily representative of their focus industry. An index constituent may be replaced upon occurrence of certain events. The manner in which each index selects its components may differ from how other index providers or market participants might do so.

Use of Hypothetical Back-Tested Data - The historical data of the Indices shown herein is from the dates displayed. Any index data shown prior to that date is hypothetical and a result of the application of the index methodology to historical data, and has inherent limitations. The creation of hypothetical data necessarily involves assumptions and cannot take into account the impact of financial risk in actual trading. Alternative modeling techniques or assumptions may produce different hypothetical back-tested information that might be more appropriate and that might differ significantly from the information presented herein. The hypothetical back-tested data herein should not be considered indicative of actual results that might be obtained from an investment in a financial instrument referencing the index.

Historical and hypothetical back-tested results are neither an indicator nor a guarantee of future index performance or the return of the ETNs.

Please see the “Risk Factors” section in the pricing supplement, the prospectus supplement and the prospectus relating to the applicable offering.

This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ETNs.

MicroSectors™ and REX™ are registered trademarks of REX Shares, LLC (“REX”). FANG+ is a registered trademark of ICE Data Indices, LLC (“ICE Data”). The trademarks have been licensed for use for certain purposes by Bank of Montreal. The NYSE® FANG+™ Index is a product of ICE Data, and has been licensed for use by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”) or by ICE Data or any of its affiliates or third party licensors (collectively, “ICE Data Index Parties”). REX Index Parties and ICE Data Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the NYSE® FANG+™ Index to track general market performance. REX Index Parties and ICE Data Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties and ICE Data Index Parties.

Solactive AG (“Solactive”) is the licensor of Solactive MicroSectors™ U.S. Big Banks Index and the Solactive MicroSectors™ U.S. Big Oil Index.  The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

Dorsey, Wright & Associates, LLC (“DWA”) makes no warranty, express or implied, as to the results to be obtained by Bank of Montreal, the investors in the ETNs, or any other person or entity from the use of the DWA MLP Select Index or the ETNs. DWA expressly disclaims all warranties of merchantability or fitness for a particular purpose or use of the ETNs. DWA and BMO shall have no liability to each other or to any third party for lost profits or indirect, punitive, special or consequential damages (including lost profits) arising out of the licensing arrangements between the parties, even if advised of the possibility of such damages.